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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)
Date: May 17, 2007
	By:	/s/ BASSEM A. SHAKEEL Bassem A. Shakeel, Assistant Secretary

EXHIBITS

Exhibit 99.1

Material Change Report of the Registrant dated May 17, 2007 with respect to a press release issued on May 10, 2007, copy of which is attached to this Material Change Report.

Exhibit 99.2

Transaction Agreement dated May 10, 2007 filed in Canada via SEDAR on May 17, 2007, relating to the proposed transaction involving the Registrant, Russian Machines, the Stronach Trust and certain other parties, which transaction is referred to in the Registrant's Form TO-C dated May 10, 2007.

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SIGNATURES
EXHIBITS